SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, June 2011
Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐       Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Consolidated Financial Statements for the Three Months Ended May 28, 2011.

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended May 28, 2011.

3	Canadian Forms 52-109F2 — Certification of Interim Filings.
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

2

DOCUMENT 1
Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)(unaudited)
Consolidated Balance Sheets

	As at
	May 28,	February 26,
	2011	2011
Assets
Current
Cash and cash equivalents	$1,986	$1,791
Short-term investments	403	330
Accounts receivable, net	3,772	3,955
Other receivables	463	324
Inventories	943	618
Other current assets	307	241
Deferred income tax asset	226	229

	8,100	7,488

Long-term investments	478	577
Property, plant and equipment, net	2,576	2,504
Intangible assets, net	2,164	1,798
Goodwill	524	508

	$13,842	$12,875

Liabilities
Current
Accounts payable	$1,141	$832
Accrued liabilities	2,721	2,511
Income taxes payable	—	179
Deferred revenue	105	108

	3,967	3,630
Deferred income tax liability	256	276
Income taxes payable	31	31

	4,254	3,937

Commitments and contingencies
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 524,111,544 voting common shares (February 26, 2011 - 523,868,644)	2,382	2,359
Treasury stock
May 28, 2011 - 3,113,674 (February 26, 2011 - 2,752,890)	(180)	(160)
Retained earnings	7,444	6,749
Accumulated other comprehensive loss	(58)	(10)

	9,588	8,938

	$13,842	$12,875

See notes to consolidated financial statements.
On behalf of the Board:

James Balsillie	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in millions)(unaudited)
Consolidated Statements of Shareholders’ Equity

				Accumulated
	Capital Stock			Other
	and Additional	Treasury	Retained	Comprehensive
	Paid-In Capital	Stock	Earnings	Loss	Total

Balance as at February 26, 2011	$2,359	$(160)	$6,749	$(10)	$8,938

Comprehensive income:
Net income	—	—	695	—	695
Net change in fair value of derivatives designated as cash flow hedges during the year	—	—	—	(82)	(82)
Amounts reclassified to income during the year	—	—	—	34	34

Shares issued:
Exercise of stock options	7	—	—	—	7
Stock-based compensation	23	—	—	—	23
Tax deficiencies related to stock-based compensation	(1)	—	—	—	(1)
Purchase of treasury stock	—	(26)	—	—	(26)
Treasury stock vested	(6)	6	—	—	—

Balance as at May 28, 2011	$2,382	$(180)	$7,444	$(58)	$9,588

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in millions, except per share data)(unaudited)
Consolidated Statements of Operations

	Three Months Ended
	May 28,	May 29,
	2011	2010
Revenue	4,908	$4,235
Cost of sales	2,752	2,312

Gross margin	2,156	1,923

Operating expenses
Research and development	423	288
Selling, marketing and administration	704	483
Amortization	132	94

	1,259	865

Income from operations	897	1,058
Investment income, net	7	10

Income before income taxes	904	1,068
Provision for income taxes	209	299

Net income	$695	$769

Earnings per share
Basic	$1.33	$1.39

Diluted	$1.33	$1.38

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in millions)(unaudited)
Consolidated Statements of Cash Flows

	Three Months Ended
	May 28,	May 29,
	2011	2010
Cash flows from operating activities

Net income	$695	$769
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	355	186
Deferred income taxes	1	(40)
Stock-based compensation	23	16
Other	23	29
Net changes in working capital items	(77)	163

Net cash provided by operating activities	1,020	1,123

Cash flows from investing activities

Acquisition of long-term investments	(67)	(295)
Proceeds on sale or maturity of long-term investments	43	149
Acquisition of property, plant and equipment	(222)	(226)
Acquisition of intangible assets	(560)	(42)
Business acquisitions, net of cash acquired	(27)	(14)
Acquisition of short-term investments	(111)	(108)
Proceeds on sale or maturity of short-term investments	162	150

Net cash used in investing activities	(782)	(386)

Cash flows from financing activities

Issuance of common shares	7	8
Tax deficiencies related to stock-based compensation	(1)	—
Purchase of treasury stock	(26)	(7)
Common shares repurchased	—	(410)

Net cash used in financing activities	(20)	(409)

Effect of foreign exchange loss on cash and cash equivalents	(23)	(29)

Net increase in cash and cash equivalents for the period	195	299
Cash and cash equivalents, beginning of period	1,791	1,551

Cash and cash equivalents, end of period	$1,986	$1,850

See notes to consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended February 26, 2011, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended May 28, 2011 are not necessarily indicative of the results that may be expected for the full year ending March 3, 2012.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 3, 2012 and February 26, 2011 comprise 53 weeks and 52 weeks, respectively. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.

Hardware

Revenue from the sale of BlackBerry wireless hardware products (e.g. BlackBerry® handheld devices and BlackBerry® PlayBook™ tablets) is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.

The Company sells its BlackBerry PlayBook tablet with the right to receive unspecified software upgrade rights on a “when-and-if available” basis. These upgrade rights are related specifically to the product’s essential operating system software. In these instances, the amount allocated to the unspecified software upgrade rights are deferred and recognized rateably over the 24-month estimated life of the tablet.

The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The estimated cost of the customer incentive program is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
experience cannot support a breakage rate, the maximum rebate amount is deferred and adjusted when incentive programs end.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.

Other

Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.

Multiple-element arrangements

The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services, (ii) tablets with unspecified software upgrades on a when-and-if available basis and (iii) software with technical support services.

For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As the BlackBerry PlayBook tablet or the upgrade right are not sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the Company’s BESP’s. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.

For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.

The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet.

Adoption of accounting pronouncements

In January 2010, the Financial Accounting Standards Board (the “FASB”) issued authoritative guidance to improve disclosures about fair value measurements. This new authoritative guidance became effective for interim and annual periods beginning after December 15, 2009, except for the requirement to separately disclose purchases, sales, issuances, and settlements in the Level 3 reconciliation, which became effective for interim and annual periods beginning after December 15, 2010. The Company partially adopted the authoritative guidance to improve disclosures about fair value measurements in the first quarter of fiscal 2011. The Company adopted the remaining portion of the authoritative guidance requiring separate disclosure on purchases, sales, issuances, and settlements in the Level 3 reconciliation in the first quarter of fiscal 2012. The adoption did not have a material impact on the Company’s results of operations, financial condition or the Company’s disclosures.

Recently issued pronouncements

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and disclosures.
2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company’s cash equivalents and investments, other than cost method investments of $15 million (February 26, 2011 — $15 million) and equity method investments of $12 million (February 26, 2011 — $11 million), consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
The components of cash, cash equivalents and investments were as follows:

		Unrealized	Unrealized		Cash and Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Fair Value	Equivalents	Investments	Investments

As at May 28, 2011
Bank balances	$513	$—	$—	$513	$513	$—	$—
Money market fund	20	—	—	20	20	—	—
Bankers acceptances	385	—	—	385	385	—	—
Non-U.S. government promissory notes	101	—	—	101	101	—	—
Term deposits/certificates	285	—	—	285	254	31	—
Commercial paper	446	—	—	446	404	42	—
Non-U.S. treasury bills/notes	250	—	—	250	250	—	—
U.S. treasury bills/notes	42	—	—	42	—	20	22
U.S. government sponsored enterprise notes	198	1	—	199	57	56	86
Non-U.S. government sponsored enterprise notes	16	—	—	16	—	—	16
Corporate notes/bonds	376	4	—	380	2	244	134
Asset-backed securities	143	—	—	143	—	10	133
Auction-rate securities	35	—	—	35	—	—	35
Other investments	52	—	—	52	—	—	52

	$2,862	$5	$—	$2,867	$1,986	$403	$478

As at February 26, 2011
Bank balances	$288	$—	$—	$288	$288	$—	$—
Money market fund	20	—	—	20	20	—	—
Bankers acceptances	468	—	—	468	468	—	—
Term deposits/certificates	125	—	—	125	109	16	—
Commercial paper	416	—	—	416	369	47	—
Non-U.S. treasury bills/notes	509	—	—	509	509	—	—
U.S. treasury bills/notes	82	—	—	82	—	40	42
U.S. government sponsored enterprise notes	190	1	—	191	8	66	117
Non-U.S. government sponsored enterprise notes	26	—	—	26	—	10	16
Corporate notes/bonds	342	4	—	346	20	150	176
Asset-backed securities	141	—	—	141	—	1	140
Auction-rate securities	35	—	—	35	—	—	35
Other investments	51	—	—	51	—	—	51

	$2,693	$5	$—	$2,698	$1,791	$330	$577

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
The Company had no realized gains or losses on available-for-sale securities for the three months ended May 28, 2011 or the three months ended May 29, 2010.

The contractual maturities of available-for-sale investments as at May 28, 2011 were as follows:

	Cost Basis	Fair Value

Due in one year or less	$1,854	$1,856
Due in one to five years	375	378
Due after five years	48	48
No fixed maturity date	20	20

	$2,297	$2,302

As at May 28, 2011 and February 26, 2011, the Company had no investments with continuous unrealized losses.

During fiscal 2011, the Company recognized an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million as a result of the lack of continuing liquidity in these securities. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. The Company has not recorded any additional impairment on its auction rate securities as of May 28, 2011. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company continues to classify the auction rate securities as long-term investments on the consolidated balance sheet as at May 28, 2011.

During fiscal 2011, the Company also recognized an other-than-temporary impairment charge of $11 million against a portion of its claim on Lehman Brothers International (Europe) (“LBIE”) trust assets. These assets are represented by principal and interest payments from matured investments that were originally held at LBIE at the time of bankruptcy. The Company has not recorded any additional impairment on its claim of trust assets as of May 28, 2011. The Company continues to classify $25 million of these holdings as other investments on the consolidated balance sheet as at May 28, 2011.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
3.	FAIR VALUE MEASUREMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers’ acceptances, non-U.S. government promissory notes, term deposits/certificates and commercial paper, the independent third party utilizes amortized cost as the short-term nature of the securities approximates fair value. For corporate notes/bonds (other than those classified as Level 3), U.S. treasury bills/notes, non-U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes and asset backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers’ acceptances by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings. The bankers’ acceptances held by the Company are all issued by major banking organizations and all have investment grade ratings.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
The Company corroborates the fair values provided by the independent third party for non-U.S. government promissory notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government promissory notes held by the Company are issued by the Provincial Government of British Columbia and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by financing or capital organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the Federal and/or Provincial Governments of Canada and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Freddie Mac and Fannie Mae and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
sponsored enterprise notes held by the Company are primarily issued by investment banks backed by European or Latin American countries and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for asset backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for different observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset backed securities held by the Company have investment grade ratings.

Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated via cash flow pricing methodology using unobservable inputs such as actual monthly interest and principal payments received, maturity rates of holdings, historical prices realized on sales, defaults experienced, maturity extension risk, pricing for similar securities, collateral value, and recovery value for similar securities. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows. The fair value includes an impairment charge of $6 million recognized in fiscal 2011 as discussed in note 2.

The fair value of other investments is represented by the trust claim on LBIE bankruptcy assets and is estimated using unobservable inputs such as estimated recovery values and prices observed on market activity for similar LBIE bankruptcy claims. The fair value includes an impairment charge of $11 million recognized in fiscal 2011 as discussed in note 2.

The fair value of currency forward contracts and currency option contracts has been determined using notional and exercise values, transaction rates, market quoted currency spot rates and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at May 28, 2011	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$20	$—	$—	$20
Banker acceptances	—	385	—	385
Non-U.S. government promissory notes	—	101	—	101
Term deposits/certificates	—	285	—	285
Commercial paper	—	446	—	446
Non-U.S. treasury bills/notes	—	250	—	250
U.S. treasury bills/notes	—	42	—	42
U.S. government sponsored enterprise notes	—	199	—	199
Non-U.S. government sponsored enterprise notes	—	16	—	16
Corporate notes/bonds	—	371	9	380
Asset-backed securities	—	143	—	143
Auction-rate securities	—	—	35	35
Other investments	—	—	25	25

Total available-for-sale investments	$20	$2,238	$69	$2,327
Currency forward contracts	—	64	—	64
Currency options contracts	—	1	—	1

Total assets	$20	$2,303	$69	$2,392

Liabilities
Currency forward contracts	$—	$139	$—	$139
Currency option contracts	—	4	—	4

Total liabilities	$—	$143	$—	$143

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at February 26, 2011	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$20	$—	$—	$20
Bankers acceptances	—	468	—	468
Term deposits/certificates	—	125	—	125
Commercial paper	—	416	—	416
Non-U.S. treasury bills/notes	—	509	—	509
U.S. treasury bills/notes	—	82	—	82
U.S. Government sponsored enterprise notes	—	191	—	191
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	335	11	346
Asset-backed securities	—	141	—	141
Auction-rate securities	—	—	35	35
Other investments	—	—	25	25

Total available-for-sale investments	$20	$2,293	$71	$2,384

Currency forward contracts	—	63	—	63
Currency option contracts	—	1	—	1

Total assets	$20	$2,357	$71	$2,448

Liabilities
Currency forward contracts	$—	$129	$—	$129
Currency option contracts	—	1	—	1

Total liabilities	$—	$130	$—	$130

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three months ended May 28, 2011:

	Three Months Ended
	May 28,	May 29,
	2011	2010

Balance, beginning of period	$71	$48
Principal repayments	(2)	(2)

Balance, end of period	$69	$46

The Company recognizes transfers into and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 1, Level 2 or Level 3 during the three months ended May 28, 2011.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
4. CONSOLIDATED BALANCE SHEETS DETAIL
Inventories
Inventories were comprised as follows:

	As at
	May 28,	February 26,
	2011	2011

Raw materials	$635	$552
Work in process	409	222
Finished goods	175	94
Provision for excess and obsolete inventories	(276)	(250)

	$943	$618

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at
	May 28,	February
	2011	26, 2011

Cost
Land	$128	$128
Buildings, leaseholds and other	1,220	1,155
BlackBerry operations and other information technology	1,874	1,803
Manufacturing equipment, research and development equipment, and tooling	407	380
Furniture and fixtures	466	433

	4,095	3,899
Accumulated amortization	1,519	1,395

Net book value	$2,576	$2,504

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
Intangible assets, net
Intangible assets were comprised of the following:

	As at May 28, 2011
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$330	$139	$191
Licenses	1,602	448	1,154
Patents	1,128	309	819

	$3,060	$896	$2,164

	As at February 26, 2011
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$321	$125	$196
Licenses	1,232	467	765
Patents	1,114	277	837

	$2,667	$869	$1,798

During the three months ended May 28, 2011, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, a patent license agreement with IV International, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions discussed in note 5.
Based on the carrying value of the identified intangible assets as at May 28, 2011 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2012 and each of the succeeding years is expected to be as follows: 2012 - $826 million; 2013 — $432 million; 2014 — $300 million; 2015 — $162 million; and 2016 — $102 million.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
5. BUSINESS ACQUISITIONS
On March 25, 2011, the Company purchased for cash consideration 100% of the shares of a company whose technology is being incorporated into the Company’s developer tools.
On April 26, 2011, the Company purchased for cash consideration certain assets of a company whose acquired technologies will be incorporated into the Company’s products to enhance calendar scheduling capabilities.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed during the three months ended May 28, 2011:

Assets purchased
Acquired technology	$11
Goodwill(1)	16

27

Liabilities assumed	—

—

Net non-cash assets acquired	27

Cash acquired	—

Purchase price	$27

Consideration
Cash consideration	$25
Contingent consideration(2)	2

$27

(1)	Represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases. Goodwill as a result of certain assets purchased is expected to be deductible for tax purposes in the amount of approximately $10 million.

(2)	The Company has agreed to additional consideration contingent upon the achievement of certain agreed upon technology milestones.
The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.
The weighted average amortization period of the acquired technology related to the business acquisitions completed during the three months ended May 28, 2011 is approximately 4.0 years.
Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
6. PRODUCT WARRANTY
The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.
The change in the Company’s warranty expense and actual warranty experience for the three months ended May 28, 2011 as well as the accrued warranty obligations as at May 28, 2011 are set forth in the following table:

Accrued warranty obligations as at February 26, 2011	$459

Warranty costs incurred for the three months ended May 28, 2011	(168)
Warranty provision for the three months ended May 28, 2011	149
Adjustments for changes in estimate for the three months ended May 28, 2011	(1)

Accrued warranty obligations as at May 28, 2011	$439

7. INCOME TAXES
For the three months ended May 28, 2011, the Company’s net income tax expense was $209 million or a net effective income tax rate of 23.1% compared to a net income tax expense of $299 million or a net effective income tax rate of 28.0% in the three months ended May 29, 2010.
The Company has not recorded a valuation allowance against its deferred income tax assets (May 29, 2010 — nil).
The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.
The Company’s total unrecognized income tax benefits as at May 28, 2011 was $155 million (February 26, 2011 — $164 million). The decrease in unrecognized income tax benefits in the three months ended May 28, 2011 primarily relates to the settlement of an uncertain tax position.
As at May 28, 2011, the total unrecognized income tax benefit of $155 million includes approximately $111 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $44 million is recorded within current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet.
The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at May 28, 2011 were $155 million (February 26, 2011 — $164 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2003 - 2011
United States (1)	Fiscal 2008 - 2011
United Kingdom	Fiscal 2009 - 2011

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Canada Revenue Agency (“CRA”) is currently examining the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its results of operations and financial condition. The Company believes it is reasonably possible that approximately $9 million of its gross unrecognized income tax benefits will decrease in the next twelve months.
The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at May 28, 2011 was $10 million (February 26, 2011 —$12 million). The amount of penalties accrued as at May 28, 2011 was nil (February 26, 2011 — nil).
8. STOCK-BASED COMPENSATION
Stock Option Plan
The Company recorded a charge to income and a credit to paid-in-capital of approximately $7 million in the three months ended May 28, 2011 (May 29, 2010 — $8 million) in relation to stock-based compensation expense.
The Company has presented excess tax benefits (deficiencies) from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.
Stock options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 14 million stock options available for future grants under the stock option plan as at May 28, 2011.
As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), on February 5, 2009, Messrs. Balsillie, Lazaridis and Kavelman agreed to contribute, in aggregate, a total of approximately CAD $83 million to RIM, consisting of (i) a total of CAD $38 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $45 million to RIM (CAD $15 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”)

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM, and in the fourth quarter of fiscal 2011, options to acquire an aggregate of 391,292 common shares of RIM, expired in satisfaction of the undertakings not to exercise options. During the first quarter of fiscal 2012, the remaining 10,000 options expired in satisfaction of the undertakings not to exercise options effectively completing the contributions required as part of the settlement agreement reached with the OSC.
A summary of option activity since February 26, 2011 is shown below:

	Options Outstanding
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number	Exercise	Contractual	Value
	(in 000’s)	Price	Life in Years	(millions)

Balance as at February 26, 2011	4,610	$70.36

Exercised during the period	(243)	30.61
Forfeited/cancelled/expired during the period	(84)	98.96

Balance as at May 28, 2011	4,283	$72.12	2.4	$15

Vested and expected to vest as at May 28, 2011	4,180	$71.80	2.4	$15

Exercisable as at May 28, 2011	2,950	$66.21	2.2	$13

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on May 28, 2011 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on May 28, 2011. The intrinsic value of stock options exercised during the three months ended May 28, 2011, calculated using the average market price during the year, was approximately $24 per share.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
A summary of unvested stock options since February 26, 2011 is shown below:

	Options Outstanding
		Weighted
		Average
		Grant
	Number	Date Fair
	(000’s)	Value

Balance as at February 26, 2011	1,517	$37.63

Vested during the period	(172)	25.90
Forfeited during the period	(12)	35.83

Balance as at May 28, 2011	1,333	$39.15

As at May 28, 2011, there was $37 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.4 years. The total fair value of stock options vested during the three months ended May 28, 2011 was $4 million.
Cash received from the stock options exercised for the three months ended May 28, 2011 was $7 million (May 29, 2010 — $8 million). Tax deficiencies incurred by the Company related to the stock options exercised was $1 million (May 29, 2010 — tax deficiencies incurred of $1 million).
During the three months ended May 28, 2011 and May 29, 2010, there were no stock options granted, respectively.
Restricted Share Unit Plan
The Company recorded compensation expense with respect to Restricted Share Units (“RSUs”) of approximately $16 million in the three months ended May 28, 2011 (May 29, 2010 — $8 million).
During three months ended May 28, 2011, a trustee selected by the Company purchased 467,711 common shares for total consideration of approximately $26 million to comply with its obligations to deliver shares upon vesting (May 29, 2010 — 100,000 common shares were purchased for total cash consideration of approximately $7 million). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheet.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
A summary of RSU activity since February 26, 2011 is shown below:

	RSUs Outstanding
		Weighted	Average	Aggregate
		Average	Remaining	Instrinsic
	Number	Grant Date	Contractual	Value
	(000’s)	Fair Value	Life in Years	(millions)

Balance as at February 26, 2011	2,703	$57.40

Granted during the period	524	55.99
Vested during the period	(107)	64.96
Cancelled during the period	(47)	58.89

Balance as at May 28, 2011	3,073	$56.88	1.8	$134

Vested and expected to vest at May 28, 2011	2,919	$56.99	1.7	$127

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on May 28, 2011) that would have been received by RSU holders if all RSUs had been redeemed on May 28, 2011.
As of May 28, 2011, there was $106 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.6 years.
Deferred Share Unit Plan
The Company issued 6,884 Deferred Share Units (“DSUs”) in the three months ended May 28, 2011. As at May 28, 2011, there were 53,207 DSUs outstanding (May 29, 2010 — 38,742). The Company had a liability of $3 million in relation to the DSU plan as at May 28, 2011 (May 29, 2010 — $2 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
9. CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the three months ended May 28, 2011:

	Capital Stock and
	Additional Paid-In Capital		Treasury Stock
	Stock		Stock
	Outstanding		Outstanding
	(000’s)	Amount	(000’s)	Amount

Common shares outstanding as at February 26, 2011	523,869	$2,359	2,753	$(160)

Exercise of stock options	243	7	—	—
Stock-based compensation	—	23	—	—
Tax deficiencies related to stock-based compensation	—	(1)	—	—
Purchase of treasury stock	—	—	468	(26)
Treasury stock vested	—	(6)	(107)	6

Common shares outstanding as at May 28, 2011	524,112	$2,382	3,114	$(180)

The Company had 524 million voting common shares outstanding, options to purchase 4 million voting common shares, 3 million RSUs and 53,207 DSUs outstanding as at June 15, 2011.
On June 16, 2011, the Company’s Board of Directors approved a share repurchase program to purchase for cancellation through the facilities of the NASDAQ Stock Market (“NASDAQ”) or, subject to regulatory approval, by way of private agreement up to 5% of the Company’s outstanding common shares (representing approximately 26 million common shares as of the date hereof). The share repurchase program may commence after July 10, 2011 and will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM.
The price that the Company will pay for any shares purchased over NASDAQ will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contains restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s shares on NASDAQ. Any purchases made by way of private agreement may be at a discount to the prevailing market price at the time of purchase, and would be subject to regulatory approval.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
10. EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended
	May 28,	May 29,
	2011	2010

Net income for basic and diluted earnings per share available to common shareholders	$695	$769

Weighted-average number of shares outstanding (000’s) — basic	523,983	554,672

Effect of dilutive securities (000’s) — stock-based compensation	541	3,517

Weighted-average number of shares and assumed conversions (000’s) — diluted	524,524	558,189

Earnings per share — reported
Basic	$1.33	$1.39
Diluted	$1.33	$1.38

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
11. COMPREHENSIVE INCOME
      The components of comprehensive income are shown in the following table:

	Three Months Ended
	May 28,	May 29,
	2011	2010
Net income	$695	$769

Net change in unrealized gains (losses) on available-for-sale investments	—	(5)
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income tax recovery of $30 million (May 29, 2010 - income taxes of $22 million)	(82)	54
Amounts reclassified to earnings during the year, net of income tax recovery of $13 million (May 29, 2010 - income taxes of $12 million)	34	(29)

Comprehensive income	$647	$789

     The components of accumulated other comprehensive loss are as follows:

	Three Months Ended
	May 28,	February 26,
	2011	2011
Accumulated net unrealized gains on available-for-sale investments	$5	$5
Accumulated net unrealized losses on derivative instruments designated as cash flow hedges	(63)	(15)

Total accumulated other comprehensive loss	$(58)	$(10)

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
     The components of unrealized losses on derivative instruments are as follows:

	As at
	May 28,	February 26,
	2011	2011
Unrealized gains included in other current assets	$65	$64
Unrealized losses included in accrued liabilities	(143)	(130)

Net fair value of unrealized losses on derivative instruments	$(78)	$(66)

12. FOREIGN EXCHANGE GAINS AND LOSSES
Selling, marketing and administration expense for the three months ended May 28, 2011 included $9 million with respect to foreign exchange losses (three months ended May 29, 2010 — foreign exchange gains of $4 million).
13. COMMITMENTS AND CONTINGENCIES
(a)	Credit Facility
The Company has $150 million in unsecured demand credit facilities (the “Facilities”) to support and secure operating and financing requirements. As at May 28, 2011, the Company has utilized $9 million of the Facilities for outstanding letters of credit and $141 million of the Facilities are unused.
(b)	Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have other effects.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional unaudited information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations for fiscal 2011.
14. DERIVATIVE FINANCIAL INSTRUMENTS
Values of financial instruments outstanding were as follows:

	As at May 28, 2011
	Notional	Estimated
	Amount	Fair Value
Assets (Liabilities)
Currency forward contracts — asset	$2,117	$64
Currency option contracts — asset	$83	$1
Currency forward contracts — liability	$4,615	$(139)
Currency option contracts — liability	$148	$(4)

	As at February 26, 2011
	Notional	Estimated
	Amount	Fair Value
Assets (Liabilities)
Currency forward contracts — asset	$1,622	$63
Currency option contracts — asset	$156	$1
Currency forward contracts — liability	$4,848	$(129)
Currency option contracts — liability	$180	$(1)
Foreign Exchange
The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.
The majority of the Company’s revenues in the three months ended May 28, 2011 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted currency spot rates and interest rates. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.
The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive income (loss) are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings. The Company reclassified losses of $1 million from accumulated other comprehensive income (loss) into income as a result of the de-designation of derivative instruments as a hedge during the three months ended May 28, 2011 (May 29, 2010 — nil).
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.
The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income (loss) and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three months ended May 28, 2011, there was $4 million in realized losses on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (May 29, 2010 — nil). As at May 28, 2011 and May 29, 2010, the outstanding derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from May 2011 to April 2013. As at May 28, 2011, the net unrealized losses on forward contracts was $82 million (February 26, 2011 — net unrealized losses of $20 million) and the net unrealized losses on option contracts was $3 million (February 26, 2011 — nil). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income (loss). Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income (loss). As at May 28, 2011, the Company estimates that approximately $95 million of net unrealized losses on these forward and option contracts will be reclassified into income within the next twelve months.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
     The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	May 28, 2011		February 26, 2011
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value
Currency forward contracts — asset	Other current assets	$41	Other current assets	$57
Currency option contracts — asset	Other current assets	$1	Other current assets	$1
Currency forward contracts — liability	Accrued liabilities	$123	Accrued liabilities	$77
Currency option contracts — liability	Accrued liabilities	$4	Accrued liabilities	$1
The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three months ended May 28, 2011:

			Amount of Gain (Loss)
	Amount of Gain (Loss)	Location of Gain (Loss)	Reclassified from
	Recognized in OCI on	Reclassified from	Accumulated OCI into
	Derivative Instruments	Accumulated OCI into	Income (Effective
	(Effective Portion)	Income (Effective Portion)	Portion)
Currency Forward Contracts	$(119)	Revenue	$(64)
Currency Option Contracts	$(3)	Revenue	$(1)
Currency Forward Contracts	$10	Cost of sales	$7
Currency Forward Contracts	$11	Selling, marketing and administration	$7
Currency Forward Contracts	$16	Research and development	$8

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Loss Reclassified from Accumulated OCI into Income (Ineffective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Ineffective Portion)
Currency Forward Contracts	$-	Selling, marketing and administration	$(4)

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
The following table show the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations for the three months ended May 29, 2010:

			Amount of Gain
	Amount of Gain (Loss)	Location of Gain (Loss)	Reclassified from
	Recognized in OCI on	Reclassified from	Accumulated OCI into
	Derivative Instruments	Accumulated OCI into	Income (Effective
	(Effective Portion)	Income (Effective Portion)	Portion)
Currency Forward Contracts	$97	Revenue	$30
Currency Forward Contracts	$1	Cost of sales	$4
Currency Forward Contracts	$(5)	Selling, marketing and administration	$2
Currency Forward Contracts	$3	Research and development	$6
As part of its risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from May 2011 to September 2011. As at May 28, 2011, net unrealized gains of $7 million were recorded in respect of these instruments (February 26, 2011 — net unrealized losses of $46 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.
The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	May 28, 2011		February 26, 2011
	Balance Sheet	Fair	Balance Sheet	Fair
	Classification	Value	Classification	Value
Currency forward contracts — asset	Other current assets	$23	Other current assets	$6
Currency forward contracts — liability	Accrued liabilities	$16	Accrued liabilities	$52

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended May 28, 2011:

	Location of Loss Recognized in Income	Amount of Loss in Income on
	on Derivative Instruments	Derivative Instruments
Currency Forward Contracts	Selling, marketing and administration	$(36)
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three months ended May 29, 2010:

	Location of Gain Recognized in Income	Amount of Gain in Income on
	on Derivative Instruments	Derivative Instruments
Currency Forward Contracts	Selling, marketing and administration	$52
Credit
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 28, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 93% (February 26, 2011 — 59%).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 28, 2011, no single issuer represented more than 11% of the total cash, cash equivalents and investments (February 26, 2011 — no single issuer represented more than 19% of the total cash, cash equivalents and investments).
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
15. SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.
     Revenue, classified by major geographic segments in which our customers are located, was as follows:

	Three Months Ended
	May 28,	May 29,
	2011	2010
Revenue

Canada	$371	$234
United States	1,320	2,074
United Kingdom	478	469
Other	2,739	1,458

	$4,908	$4,235

Revenue

Canada	7.6%	5.5%
United States	26.9%	49.0%
United Kingdom	9.7%	11.1%
Other	55.8%	34.4%

	100.0%	100.0%

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated

	Three Months Ended
	May 28,	May 29,
	2011	2010
Revenue mix

Hardware	$3,821	$3,349
Service	973	693
Software	81	64
Other	33	129

	$4,908	$4,235

	As at
	May 28,	February 26,
	2011	2011
Property, plant and equipment, intangible assets and goodwill

Canada	$4,251	$3,787
United States	696	707
United Kingdom	40	41
Other	277	275

	$5,264	$4,810

Total assets

Canada	$7,673	$6,935
United States	3,423	3,390
United Kingdom	1,663	1,594
Other	1,083	956

	$13,842	$12,875

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In millions of United States dollars, except share and per share data, and except as otherwise indicated
16. CASH FLOW INFORMATION
Cash flows resulting from net changes in working capital items are as follows:

	Three Months Ended
	May 28,	May 29,
	2011	2010
Accounts receivable, net	$183	$(56)
Other receivables	(139)	71
Inventories	(325)	104
Other current assets	(120)	(15)
Accounts payable	309	(39)
Accrued liabilities	197	112
Income taxes payable	(179)	(18)
Deferred revenue	(3)	4

	$(77)	$163

DOCUMENT 2
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MAY 28, 2011
June 20, 2011
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months ended May 28, 2011 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 26, 2011. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months ended May 28, 2011 and up to and including June 19, 2011.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 26, 2011, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s expectations regarding the impact of the situation in Japan on its supply chain operations;

•	the Company’s expectations regarding new product initiatives and timing, including the anticipated timing of technical acceptances;

•	the Company’s plans to streamline its operations and accelerate new product introductions, and its expectations relating to the benefits and timing of its cost optimization program;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	statements relating to the Company’s earnings and gross margin expectations;

•	the Company’s revenue and earnings expectations in the near term and for the second half of fiscal 2012;

•	the Company’s anticipated tax rate for fiscal 2012;

•	the Company’s intentions with respect to its share repurchase program, and RIM’s expectation that its strong balance sheet and expected cash flow generation would enable it to effect the share repurchase program without adversely affecting its growth plans;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended February 26, 2011, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended February 26, 2011:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	the potential impact of copyright levies in numerous countries;

•	RIM’s ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

•	risks related to delays in new product introductions;

•	risks related to RIM’s ability to implement and to realize the anticipated benefits of its cost optimization program;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to reduce its prices to compete effectively;

•	RIM’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its dependence on a limited number of significant customers;

•	RIM’s reliance on its suppliers for functional components, and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s reliance on third-party manufacturers for certain products and its ability to manage its production process;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	RIM’s ability to manage inventory and asset risk;

•	RIM’s ability to successfully maintain and enhance its brand;

•	RIM’s ability to effectively compete in the tablet market;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	RIM’s ability to expand and enhance BlackBerry App World™;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	risks associated with acquisitions, investments and other business initiatives;

2

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	foreign exchange risks;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	general commercial litigation and other litigation claims as part of RIM’s operations;

•	risks associated with litigation claims against the Company arising from the Company's practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics, including the Company's practice of updating previous guidance where circumstances warrant;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio; and

•	risks associated with the Company’s share repurchase program, including: fluctuations in the market price for RIM’s shares; RIM’s ability to comply with regulatory requirements relating to the share repurchase program; and future alternative uses for RIM’s cash.
In addition, on March 11, 2011, Japan experienced a severe earthquake and tsunami that caused significant damage to its northeast coast, impacting infrastructure, power sources and its overall economy. The Company did not experience any significant supply chain disruptions during the first quarter of fiscal 2012 due to the impact of these geological events. The Company continues to monitor and assess the impact of the situation in Japan on its supply chain operations and currently does not expect any significant disruption in the Company’s ability to meet customer requirements in the second quarter of fiscal 2012. Beyond the second quarter of fiscal 2012, uncertainty remains with respect to the recovery efforts in Japan and the impacts of those efforts, if any, on the Company, including the possibility of worsening conditions that were unforeseen, which could have a negative impact on the Company’s business.
Finally, the Company notes that it follows the practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics for the subsequent fiscal quarter in its quarterly earnings press releases. In addition, in the press release announcing the Company’s financial results for fiscal 2011, the press release dated April 28, 2011 reporting updated earnings guidance for fiscal 2012, and the press release announcing the Company’s financial results for the first quarter of fiscal 2012, the Company provided forward-looking guidance with respect to its anticipated earnings per share for full year fiscal 2012. These statements relating to RIM’s revenue, gross margin and earnings expectations are forward-looking statements that are intended to enable RIM’s shareholders to view the anticipated financial performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above. They are made by RIM in light of its experience, its perception of historical and anticipated business trends, current conditions in the business and anticipated future developments, including competition and new product initiatives and timing, as well as RIM’s current assessments of the various risk factors identified above. As noted above and in the press releases containing such guidance, these forward-looking statements are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to information, including email, voice, instant messaging, short message service (SMS), Internet- and intranet-based applications and browsing. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services through software development kits, wireless connectivity to data and third-party support programs. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the RIM Wireless Handheld™ product line, the recently launched BlackBerry® PlayBook™ tablet, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices and BlackBerry PlayBook tablets, software and services. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, and many ISP email services.

3

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RIM generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry handheld devices also incorporate a mobile phone, web-browsing capability and enables the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Certain BlackBerry handheld devices also include multimedia capabilities.
During the first quarter of fiscal year 2012, the Company launched the WiFi enabled BlackBerry PlayBook tablet in North America. The BlackBerry PlayBook tablet represents the Company’s first tablet product and features the new BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX Software Systems in fiscal 2011. The QNX-based operating system is expected to become the core of future high-end BlackBerry handheld devices. Other features of the BlackBerry PlayBook tablet include a seven-inch high definition display, a dual core 1 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking, advanced security features and an uncompromised web browsing experience that supports Adobe Flash.
On June 10, 2011, the Company announced its plans to launch the BlackBerry PlayBook tablet in an additional 16 markets around the world over the next 30 days. Certain countries scheduled for launches include the United Kingdom, Spain, France, India, United Arab Emirates, Hong Kong, Australia, and Mexico, among others.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from: (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
Revenues are also generated from non-warranty repairs, sales of accessories and non-recurring engineering development contracts (“NRE”).
Cost Optimization Program
On June 16, 2011, the Company announced that it will begin a program to streamline operations across the organization, which will include headcount reductions. This realignment will be focused on taking out redundancies and a reallocation of resources to enable the Company to focus on areas that offer the highest growth opportunities and align with RIM strategic objectives, such as accelerating new product introductions. The Company believes that a more efficient cost structure will better enable it to respond to new market opportunities and changes in the competitive environment. The Company does not intend to make significant cuts to areas or development projects that are critical and directly related to RIM’s future direction and growth. The Company expects to implement this program beginning in the second quarter of fiscal 2012, with the benefits impacting results primarily in the third quarter of fiscal 2012 and beyond. Any one-time charges associated with this initiative will be identified and disclosed in the Company’s unaudited interim consolidated financial statements for the second quarter of fiscal 2012.

4

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended February 26, 2011, except as noted below.
Revenue Recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Hardware
Revenue from the sale of BlackBerry wireless hardware products (e.g., BlackBerry handheld devices and BlackBerry PlayBook tablets) is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed essential to the functionality of the hardware, the Company recognizes revenue in accordance with general revenue recognition accounting guidance.
The Company sells its BlackBerry PlayBook tablet with the right to receive unspecified software upgrade rights on a “when-and-if available” basis. These upgrade rights are related specifically to the product’s essential operating system software. In these instances, the amount allocated to the unspecified software upgrade rights are deferred and recognized rateably over the 24-month estimated life of the BlackBerry PlayBook tablet.
The Company records reductions to revenue for estimated commitments related to price protection, right of return and for customer incentive programs. Price protection is accrued as a reduction to revenue based on estimates of price reductions, provided the price reduction can be reliably estimated and all other revenue recognition criteria have been met. The Company also records reductions to revenue for a right of return based on contractual terms and conditions and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a general right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through the distribution channel. The

5

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
estimated cost of the customer incentive programs is accrued as a reduction to revenue based on historical experience, and is recognized at the later of the date at which the Company has sold the product or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is deferred and adjusted when incentive programs end.
Service
Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.
Other
Revenue from the sale of accessories is recognized when title has transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue from repair and maintenance programs is recognized when the service is delivered, which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.
Shipping and Handling Costs
Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.
Multiple-Element Arrangements
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) handheld devices with services, (ii) tablets with unspecified software upgrades on a when-and-if available basis and (iii) software with technical support services.
For the Company’s arrangements involving multiple deliverables of handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling

6

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.
The BlackBerry PlayBook tablet includes the right to receive free unspecified software upgrade rights on a when-and-if available basis. This upgrade right to the product’s embedded operating system software is considered an undelivered element at the time of sale of the BlackBerry PlayBook tablet and falls within the general revenue recognition guidance. The consideration from the arrangement is allocated to each respective element based on its relative selling price. As the BlackBerry PlayBook tablet or the upgrade right are not sold on a standalone basis and no TPE exists for these deliverables, the allocation of revenue is based on the Company’s BESP. The consideration for the delivered hardware and the related essential software operating system are recognized at the time of sale provided that the four revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights is deferred and recognized rateably over the 24-month estimated life of the tablets.
For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.
The Company determines BESP for a product or service by considering multiple factors including, but not limited to, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right is $6 per BlackBerry PlayBook tablet. If the Company’s quarterly pricing reviews and internal control procedures indicate market facts and circumstances have changed, the Company’s BESP for hardware products, services and unspecified software upgrade rights related to the Company’s tablets could change. On an annual basis, the Company also reviews internal statistical data to estimate the useful life of the Company’s devices and tablets in market. If the estimated life of these hardware products should change, the amortization period for any deferred service revenues or deferred unspecified software upgrade right revenues would also change to reflect new market realities.

7

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary Results of Operations
First quarter of Fiscal 2012 compared to the first quarter of Fiscal 2011
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain unaudited consolidated balance sheet data, as at May 28, 2011 and May 29, 2010, which is expressed in millions of dollars.

	As at and for the Three Months Ended
					Change
					Fiscal
	May 28, 2011		May 29, 2010		2012/2011
	(in millions, except for share and per share amounts)
Revenue	$4,908	100.0%	$4,235	100.0%	$673

Cost of sales	2,752	56.1%	2,312	54.6%	440

Gross margin	2,156	43.9%	1,923	45.4%	233

Operating expenses

Research and development	423	8.6%	288	6.8%	135
Selling, marketing and administration	704	14.3%	483	11.4%	221
Amortization	132	2.7%	94	2.2%	38

	1,259	25.6%	865	20.4%	394

Income from operations	897	18.3%	1,058	25.0%	(161)

Investment income, net	7	0.1%	10	0.2%	(3)

Income before income taxes	904	18.4%	1,068	25.2%	(164)

Provision for income taxes	209	4.3%	299	7.1%	(90)

Net income	$695	14.1%	$769	18.1%	$(74)

Earnings per share
Basic	$1.33		$1.39		$(0.06)

Diluted	$1.33		$1.38		$(0.05)

Weighted-average number of shares outstanding (000’s)
Basic	523,983		554,672
Diluted	524,524		558,189

Total assets	$13,842		$10,683		$3,159
Total liabilities	$4,254		$2,684		$1,570
Total long-term liabilities	$287		$163		$124
Shareholders’ equity	$9,588		$7,999		$1,589

8

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the first quarter of fiscal 2012 was $4.9 billion, an increase of $673 million, or 15.9%, from $4.2 billion in the first quarter of fiscal 2011. Hardware revenue increased by $472 million, or 14.1%, to $3.8 billion, primarily reflecting the higher number of BlackBerry handheld devices sold. The number of BlackBerry handheld devices sold increased by approximately 2.0 million, or 18%, to approximately 13.2 million in the first quarter of fiscal 2012, compared to approximately 11.2 million in the first quarter of fiscal 2011. In addition, the Company launched the BlackBerry PlayBook tablet in North America in April 2011, which contributed to the increase in hardware revenue with approximately 500,000 tablet sales during the first quarter of fiscal 2012. Service revenue increased by $280 million to $973 million, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the first quarter of fiscal 2011. Software revenue increased by $17 million to $81 million in the first quarter of fiscal 2012 and other revenue decreased by $96 million to $33 million in the first quarter of fiscal 2012.
The Company’s net income for the first quarter of fiscal 2012 was $695 million, a decrease of $74 million, or 9.6%, compared to net income of $769 million in the first quarter of fiscal 2011. This decrease primarily reflects an increase in the Company’s operating expenses in the amount of $394 million, resulting primarily from increased expenditures in selling, marketing and administration and research and development, which was partially offset by an increase of $233 million in the Company’s gross margin and a decrease of $90 million in the provision for income taxes.
Basic earnings per share (“basic EPS”) was $1.33 and diluted earnings per share (“diluted EPS”) was $1.33 in the first quarter of fiscal 2012 compared to $1.39 basic EPS and $1.38 diluted EPS in the first quarter of fiscal 2011, a 3.6% decrease in diluted EPS when compared to the first quarter of fiscal 2011. On March 24, 2011, the Company had forecast diluted EPS to be in the range of $1.47-$1.55 for the first quarter of fiscal 2012, and had forecast diluted EPS to be in excess of $7.50 for the full year fiscal 2012. On April 28, 2011, the Company released updated guidance for the first quarter of fiscal 2012 to amend its previously forecasted diluted EPS to a revised range of $1.30-$1.37, primarily due to shipment volumes of BlackBerry handheld devices that were expected to be at the lower end of the forecasted range of 13.5 to 14.5 million BlackBerry handheld devices as well as a shift in the expected mix of BlackBerry handheld devices shipped towards handsets with lower average selling prices. The Company also announced that it expected to achieve full year fiscal 2012 diluted EPS of approximately $7.50 based on anticipated strong revenue growth in the third and fourth quarters of fiscal 2012 relating to the launches of new BlackBerry handheld devices and prudent cost management. On June 16, 2011, the Company announced that it was revising its guidance for full year fiscal 2012 diluted EPS to a forecasted range of $5.25-$6.00, excluding any one-time charges associated with the Company’s cost optimization program described above or the effect of any repurchases of shares under the Company’s share repurchase program described below. The Company noted that the challenges encountered by RIM in the first quarter of fiscal 2012 were continuing into the second quarter of fiscal 2012. In particular, the Company observed that the existing portfolio of BlackBerry handheld devices has been in market for a close to a year and delivering new products has proven more challenging than anticipated. Delays in the new product introduction timelines by a couple of weeks have excluded RIM from some of the back-to-school programs it had expected to be part of, which is expected to result in lower than anticipated shipments, revenue and earnings in the second quarter of fiscal 2012. While RIM believes that the new BlackBerry handheld devices scheduled for launch in the coming months, as well as realigning its cost structure pursuant to the cost optimization program described above, will enable it to achieve improvements to its net income in the latter part of fiscal 2012, the lower than anticipated sell-through related to the age of the current BlackBerry handheld device portfolio and the delays in new product introductions have resulted in the lower guidance for full year fiscal 2012. See “Cautionary Note Regarding Forward-Looking Statements”.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
On June 16, 2011, RIM's Board of Directors approved a share repurchase program to purchase for cancellation through the facilities of the NASDAQ stock market (“NASDAQ”) or, subject to regulatory approval, by way of private agreement up to 5% for RIM outstanding common shares (representing approximately 26 million common shares as of the date hereof). The share repurchase program may commence after July 10, 2011 and will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM. See “Common Shares Outstanding — Share Repurchase Program”.

9

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three months ended May 28, 2011 compared to the three months ended May 29, 2010
Revenue
Revenue for the first quarter of fiscal 2012 was $4.9 billion, an increase of $673 million, or 15.9%, from $4.2 billion in the first quarter of fiscal 2011.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
					Change Fiscal
	May 28, 2011		May 29, 2010		2012/2011

Millions of BlackBerry handheld devices sold	13.2		11.2		2.0	18%

Millions of BlackBerry PlayBook tablets sold	0.5		—		0.5	—

Revenue (in millions)
Hardware	$3,821	77.9%	$3,349	79.1%	$472	14.1%
Service	973	19.8%	693	16.4%	280	40.4%
Software	81	1.7%	64	1.5%	17	26.6%
Other	33	0.6%	129	3.0%	(96)	(74.4%)

	$4,908	100.0%	$4,235	100.0%	$673	15.9%

Hardware revenue was $3.8 billion, or 77.9% of consolidated revenue, in the first quarter of fiscal 2012, compared to $3.3 billion, or 79.1% of consolidated revenue, in the first quarter of fiscal 2011, representing an increase of 14.1% over the same period in the prior fiscal year. This increase in hardware revenue over the comparable prior fiscal year period was primarily attributable to a volume increase of approximately 2.0 million BlackBerry handheld devices, or 18%, to approximately 13.2 million BlackBerry handheld devices in the first quarter of fiscal 2012 compared to approximately 11.2 million BlackBerry handheld devices in the first quarter of fiscal 2011. BlackBerry handheld device shipments for the first quarter of fiscal 2012 were impacted by the highly competitive environment in North America, which is not expected to improve significantly in the near-term as a result of the maturity of the current BlackBerry product portfolio in that market and the delays in new product introductions described above. The existing portfolio of BlackBerry handheld devices has been in the market for close to a year and delivering new products on a timely basis has proven more challenging than RIM had anticipated. The Company had been making progress on a development path for the next generation of BlackBerry handheld devices when it determined it needed to make more significant upgrades to both hardware and software to address the dynamic forces in the smartphone market, specifically in the United States. Consequently, the decision was made to develop a new single hardware platform and the new BlackBerry 7 operating system for its high-end BlackBerry lineup. These changes, among other things, have affected both hardware and software timelines and pushed out entry into carrier certification labs. As noted in the “Risk Factors” section of RIM’s Annual Information Form, there are always risks and uncertainties in new product development and these changes presented extra challenges to carrier lab entry and the certification process. The Company currently expects that it should begin to see technical acceptances for the new BlackBerry 7 platform beginning in mid-summer with shipments beginning near the end of the second quarter of fiscal 2012. With the Company’s anticipated launch of new products based on the BlackBerry 7 operating system in subsequent quarters, North America is expected to improve above the current performance. BlackBerry handheld device shipments were positively impacted during the quarter by continued growth in international markets when compared to the first quarter of fiscal 2011 primarily due to the continued focus and development of prepaid markets and tiered pricing plan offerings in countries in Western Europe, the Middle East, Africa and Asia Pacific,

10

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
primarily in India and South East Asia. However, sales in Latin America were impacted as a result of lower sell-through related to a variety of factors, including a change in the subsidy environment in Mexico that had a greater than expected impact and a specific import license issue in Argentina. In addition, the Company launched the BlackBerry PlayBook tablet on April 19, 2011, which contributed to the increase in hardware revenue during the first quarter of fiscal 2012 with approximately 500,000 tablet sales. The BlackBerry PlayBook tablet was available to consumers in North America through a broad network of channel partners during the first quarter of fiscal 2012 and is being launched in certain international markets in the second quarter of fiscal 2012.

Service revenue increased by $280 million, or 40.4%, to $973 million or 19.8% of consolidated revenue, in the first quarter of fiscal 2012, compared to $693 million, or 16.4% of consolidated revenue, in the first quarter of fiscal 2011, reflecting the Company’s increase in net new BlackBerry subscriber accounts since the first quarter of fiscal 2011.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased by $17 million, or 26.6%, to $81 million in the first quarter of fiscal 2012 from $64 million in the first quarter of fiscal 2011. The majority of the increase was attributable to software revenue earned from a business acquisition in fiscal 2011, partially offset by a decrease in BES and CALs revenue.

Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, decreased by $96 million to $33 million in the first quarter of fiscal 2012 compared to $129 million in the first quarter of fiscal 2011. The majority of the decrease was attributable to losses realized from revenue hedging instruments in contrast to the same period in the prior fiscal year which experienced realized gains from revenue hedging instruments, as well as a decrease in non-warranty repairs revenue when compared to the same period in the prior fiscal year. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Sales outside the United States, United Kingdom and Canada comprised approximately 56% of the total consolidated revenue during the first quarter of fiscal 2012. Sales in the United States represented approximately 27% of total consolidated revenue during the quarter, a decrease as a percentage of total consolidated revenue resulting from the factors described above and continuous growth in international markets. Sales in the United Kingdom represented approximately 10% of total consolidated revenue and sales in Canada represented the remainder.
Gross Margin
Consolidated gross margin increased by $233 million, or 12.1%, to $2.2 billion, or 43.9% of revenue, in the first quarter of fiscal 2012, compared to $1.9 billion, or 45.4% of revenue, in the first quarter of fiscal 2011. This year-over-year decline in consolidated gross margin percentage was primarily attributable to new full-featured RIM products that have higher cost structures, which was partially offset by an increase in service revenue as a result of additional subscriber accounts, which comprised 19.8% of the total revenue mix for the first quarter of fiscal 2012 compared to 16.4% in the first quarter of fiscal 2011. Gross margin also reflects a reduction in warranty costs relating to the Company’s contractual obligations to carriers and distributors to provide replacement devices for returns that are covered by warranty and the impact of a reduction on royalties payable on certain BlackBerry handheld devices, which resulted in gross margin percentage for the first quarter of fiscal 2012 being higher than expected. Typically, the Company’s contractual obligation to provide replacement units is higher in periods where new products are launched and tend to decrease closer to the end of product lifecycles which impacts warranty costs. A portion of the reduction which impacted the first quarter will also benefit future periods. Gross margin percentage for BlackBerry handheld devices and BlackBerry PlayBook tablets are generally lower than the Company’s consolidated gross margin percentage.
The Company expects consolidated gross margin percentage to be approximately 39% in the second quarter of fiscal 2012, primarily as a result of the product mix shifting towards lower priced handsets to support growth in prepaid and entry level markets as well as the late stage of the BlackBerry product life cycle for the Company’s current portfolio of smartphones as the Company anticipates the planned launch of next generation versions of smartphones in the second quarter of fiscal 2012 and beyond.

11

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company currently expects its consolidated gross margin to decrease slightly in fiscal 2012. As the BlackBerry PlayBook tablet increases as a percentage of the product mix, the Company expects consolidated gross margin percentage to decrease from current levels as the BlackBerry PlayBook tablet has a lower than corporate average gross margin, but on a higher revenue base.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended May 28, 2011, compared to the quarter ended February 26, 2011 and the quarter ended May 29, 2010. The Company believes it is meaningful to provide a comparison between the first quarter of fiscal 2012 and the fourth quarter of fiscal 2011 given that RIM’s quarterly operating results vary substantially.

	For the Three Months Ended
	(in millions)
	May 28, 2011		February 26, 2011		May 29, 2010
		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$4,908		$5,556		$4,235

Operating expenses
Research and development	$423	8.6%	$383	6.9%	$288	6.8%
Selling, marketing and administration	704	14.3%	705	12.7%	483	11.4%
Amortization	132	2.7%	125	2.2%	94	2.2%

Total	$1,259	25.6%	$1,213	21.8%	$865	20.4%

Operating expenses increased by 3.8% in the first quarter of fiscal 2012 when compared to the fourth quarter of fiscal 2011. Operating expenses as a percentage of revenue grew to 25.6% in the first quarter of fiscal 2012 primarily reflecting the lower consolidated revenue in the first quarter of fiscal 2012 as noted above.
As noted above, on June 16, 2011, the Company announced that it will begin a program to streamline operations across the organization, which will include a headcount reduction. The Company expects to implement this program beginning in the second quarter of fiscal 2012, with the benefits impacting results primarily in the third quarter of fiscal 2012 and beyond. Any one-time charges associated with this initiative will be identified and disclosed in the Company’s unaudited interim consolidated financial statements for the second quarter of fiscal 2012.
Research and Development Expenses
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenditures increased by $40 million to $423 million, or 8.6% of revenue, in the first quarter of fiscal 2012, compared to $383 million, or 6.9% of revenue, in the fourth quarter of fiscal 2011. The majority of the increase was attributable to an increase in materials usage as well as increases in salaries and benefits due to an increase in the number of employees associated with research and development activities.

12

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $1 million to $704 million for the first quarter of fiscal 2012 compared to $705 million for the fourth quarter of fiscal 2011. As a percentage of revenue, selling, marketing and administration expenses increased to 14.3% in the first quarter of fiscal 2012 versus 12.7% in the fourth quarter of fiscal 2011. The increase in sales, marketing and administration expenses as a percentage of revenue was primarily attributable to significant upfront investments in channel development and seeding activities, as well as launch events, development of marketing collateral and the development of advertising creatives and television slots in advance of actual launch dates and revenue realization for the BlackBerry PlayBook tablet, which was launched mid-way through the first quarter of fiscal 2012, as well as similar investments for upcoming handheld launches.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the first quarter of fiscal 2012 compared to the first quarter of fiscal 2011. Intangible assets are comprised of acquired technology, licenses and patents.

	For the Three Months Ended
	(in millions)
	Included in Amortization			Included in Cost of Sales
	May 28, 2011	May 29, 2010	Change	May 28, 2011	May 29, 2010	Change

Property, plant and equipment	$82	$60	$22	$68	$47	$21
Intangible assets	50	34	16	155	45	110

Total	$132	$94	$38	$223	$92	$131

Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $38 million to $132 million for the first quarter of fiscal 2012 compared to $94 million for the comparable period in fiscal 2011, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $131 million to $223 million for the first quarter of fiscal 2012 compared to $92 million for the comparable period in fiscal 2011. This increase primarily reflects the impact of renewed or amended licensing agreements over the last four quarters as well as the impact of certain property, plant and equipment asset additions made over the last four quarters.

13

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Income
Investment income decreased to $7 million in the first quarter of fiscal 2012, from $10 million in the first quarter of fiscal 2011. The decrease primarily reflects a decrease in the Company’s average cash, cash equivalents and investment balances, as well as a decrease in the average yield due to lower interest rates when compared to the same period in fiscal 2011. See “Financial Condition — Liquidity and Capital Resources”.
Income Taxes
For the first quarter of fiscal 2012, the Company’s income tax expense was $209 million, resulting in an effective tax rate of 23.1%, which was slightly lower than anticipated, compared to income tax expense of $299 million and an effective tax rate of 28.0% for the same period last year. The Company expects the full year fiscal 2012 tax rate to be approximately 24%. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The lower effective tax rate in the first quarter of fiscal 2012 is primarily a result of enacted tax changes.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income for the first quarter of fiscal 2012 was $695 million, a decrease of $74 million, or 9.6%, compared to net income of $769 million in the first quarter of fiscal 2011. The decrease of $74 million in net income in the first quarter of fiscal 2012 primarily reflects an increase in the Company’s operating expenses in the amount of $394 million. This increase was partially offset by an increase of $233 million in the Company’s gross margin, resulting primarily from the increased number of BlackBerry handheld device shipments, the introduction of the BlackBerry PlayBook tablet, as well as an increase in service revenue as a result of additional subscriber accounts. In addition, a decrease of $90 million in the provision for income taxes also contributed to offsetting the increase in the Company’s operating expenses for the first quarter of fiscal 2012.
As noted above, the Company expects the weakness it encountered in the first quarter of fiscal 2012 to continue into the second quarter of fiscal 2012, and delays in new product introductions to lead to a lower than expected growth. The Company expects the mix of BlackBerry handheld devices in the second quarter to be heavily weighted towards existing products, particularly at the low end of the range, which have a lower average selling price and contribution margin than that anticipated for the new products that are not expected to ship until late in the quarter.
With the new products scheduled for launch in the next few months and the Company’s cost optimization program, the Company believes it will see improvements to its net income in the latter part of fiscal 2012.
Basic EPS was $1.33 and diluted EPS was $1.33 in the first quarter of fiscal 2012, compared to $1.39 basic EPS and $1.38 diluted EPS in the first quarter of fiscal 2011, a 3.6% decrease in diluted EPS when compared to the first quarter of fiscal 2011.
The weighted average number of shares outstanding was 524 million common shares for basic EPS and 525 million common shares for diluted EPS for the quarter ended May 28, 2011 compared to 555 million common shares for basic EPS and 558 million common shares for diluted EPS for the quarter ended May 29, 2010.

14

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Common Shares Outstanding
On June 15, 2011, there were 524 million voting common shares, options to purchase 4 million voting common shares, 3 million restricted share units and 53,207 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
Share Repurchase Program
On June 16, 2011, RIM’s Board of Directors approved a share repurchase program to purchase for cancellation through the facilities of NASDAQ or by way of private agreement up to 5% of RIM’s outstanding common shares (representing approximately 26 million common shares as of the date hereof). The share repurchase program may commence after July 10, 2011 and will remain in place for up to 12 months or until the purchases are completed or the program is terminated by RIM.
The price that RIM will pay for any shares purchased over NASDAQ will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contains restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of RIM’s shares on NASDAQ. Any purchases made by way of private agreement may be at a discount to the prevailing market price at the time of purchase, and would be subject to regulatory approval.
RIM’s Board of Directors believes that a share repurchase program at this time is in the best interests of RIM and its shareholders, and will not impact RIM’s ability to execute its growth plans. Any shares purchased under the program will increase the proportionate interest of, and may be advantageous to, all remaining shareholders of RIM.
The actual number of shares purchased, the timing of purchases, and the price at which the shares would be bought under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources. There is no assurance that any shares will be purchased under the share repurchase program and RIM may elect to suspend or discontinue the program at any time. See “Cautionary Note Regarding Forward-Looking Statements”.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended May 28, 2011. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2012		Fiscal Year 2011			Fiscal Year 2010
	First	Fourth	Third	Second	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in millions, except per share data)

Revenue	$4,908	$5,556	$5,495	$4,621	$4,235	$4,080	$3,924	$3,526

Gross margin	2,156	2,453	2,394	2,055	1,923	1,863	1,675	1,554
Operating expenses (1)	1,259	1,213	1,138	973	865	851	791	903
Investment income (loss), net	7	3	(11)	6	10	5	6	8

Income before income taxes	904	1,243	1,245	1,088	1,068	1,017	890	659
Provision for income taxes	209	309	334	291	299	307	262	184

Net income	$695	$934	$911	$797	$769	$710	$628	$475

Earnings per share
Basic	$1.33	$1.79	$1.74	$1.46	$1.39	$1.27	$1.11	$0.84
Diluted	$1.33	$1.78	$1.74	$1.46	$1.38	$1.27	$1.10	$0.83

Research and development	$423	$383	$357	$323	$288	$267	$242	$236
Selling, marketing and administration	704	705	666	546	483	498	466	430
Amortization	132	125	115	104	94	86	83	73
Litigation (1)	—	—	—	—	—	—	—	164

Operating expenses	$1,259	$1,213	$1,138	$973	$865	$851	$791	$903

(1)	In the second quarter of fiscal 2010, the Company settled all Visto Corporation (“Visto”) outstanding

15

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

worldwide patent litigation (the “Visto Litigation”). The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $268 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $164 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $169 million to $2.9 billion as at May 28, 2011 from $2.7 billion as at February 26, 2011.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at
	(in millions)
	May 28, 2011	February 26, 2011	Change

Cash and cash equivalents	$1,986	$1,791	$195
Short-term investments	403	330	73
Long-term investments	478	577	(99)

Cash, cash equivalents, and investments	$2,867	$2,698	$169

The increase in cash, cash equivalents, and investments was primarily due to net cash flows provided from operating activities, which was partially offset by net cash flows used in investing activities and financing activities, as set out below:

	For the Three Months Ended
	(in millions)
	May 28, 2011	May 29, 2010

Net cash flows provided by (used in):
Operating activities	$1,020	$1,123
Investing activities	(782)	(386)
Financing activities	(20)	(409)
Effect of foreign exchange loss on cash and cash equivalents	(23)	(29)

Net increase in cash and cash equivalents	$195	$299

Cash flows for the three months ended May 28, 2011
Operating Activities
Net cash flows provided by operating activities were $1.0 billion for the first quarter of fiscal 2012, which was relatively consistent with net cash flows provided by operating activities of $1.1 billion in the first quarter of fiscal 2011. The slight decrease in the first quarter of fiscal 2012 was mainly attributable to net changes in working capital when compared to the same period in the prior fiscal year.

16

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at
	(in millions)
	May 28, 2011	May 29, 2010	Change

Current assets	$8,100	$6,228	$1,872
Current liabilities	3,967	2,521	1,446

Working capital	$4,133	$3,707	$426

The increase in current assets of $1.9 billion at the end of the first quarter of fiscal 2012 from the end of the first quarter of fiscal 2011 was primarily due to an increase in accounts receivable of $1.1 billion as well as an increase in inventories of $387 million and an increase in other receivables of $327 million. At May 28, 2011, accounts receivable was $3.8 billion, an increase of $1.1 billion from May 29, 2010. The increase was primarily due to increased revenues and the increasing international mix of business where payment terms tend to be longer as well as the timing of shipments in the quarter. Days sales outstanding increased to 70 days in the first quarter of fiscal 2012 from 65 days at the end of fiscal 2011 due primarily to a higher mix of revenue in international markets. The increase in inventories of $387 million is mainly attributable to an increase in raw materials, work in progress and finished goods related to the BlackBerry PlayBook tablet as well as new product launches for BlackBerry handheld devices expected in the second quarter of fiscal 2012. The increase in other receivables of $327 million when compared to the same period in the prior fiscal year was primarily due to advances that the Company made to third party manufacturers during the quarter, as well as increased receivables due to new distributor relationships entered into subsequent to the first quarter of fiscal 2011.
The increase in current liabilities of $1.4 billion at the end of the first quarter of fiscal 2012 from the end of the first quarter of fiscal 2011 was primarily due to increases in accrued liabilities and accounts payable. As at May 28, 2011, accrued liabilities was $2.7 billion, an increase of $952 million from the end of the first quarter of fiscal 2011 primarily due to increases in operating accruals, accrued rebates and accrued royalties as well as an increase in accrued warranty reserve reflecting the increase in the number of devices currently under warranty. The increase in accounts payable of $564 million from the end of the first quarter of fiscal 2011 was primarily attributable to the timing of purchases during the first quarter of fiscal 2012 compared to the first quarter of fiscal 2011.
Investing Activities
During the three months ended May 28, 2011, cash flows used in investing activities were $782 million and included intangible asset additions of $560 million, acquisitions of property, plant and equipment of $222 million and business acquisitions of $27 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions, in the amount of $27 million. For the same period of the prior fiscal year, cash flows used in investing activities were $386 million and included property, plant, and equipment additions of $226 million, acquisitions of short-term and long-term investments, net of proceeds on sale or maturity, of $104 million, intangible asset additions of $42 million, and business acquisitions of $14 million.
During the three months ended May 28, 2011, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, a patent license agreement with IV International, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features and intangible assets associated with the acquisition of a

17

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
company whose acquired technologies will be incorporated into the Company’s products to enhance calendar scheduling capabilities. Property, plant and equipment additions for the three months ended May 28, 2011 were comparable to the additions during the three months ended May 29, 2010 as the level of investment in manufacturing equipment, building expansion and renovations to existing facilities remained relatively consistent.
As noted above, on June 16, 2011, the Company announced a cost optimization program. In addition to its focus on operating expenses, the Company intends to review proposed capital expenditures to enable the Company to focus on areas that offer the highest growth opportunities and align with RIM’s strategic objectives.
Financing Activities
Cash flows used in financing activities were $20 million for the first quarter of fiscal 2012 and were primarily attributable to the purchase of treasury stock. Cash flows used in financing activities were $409 million for the first quarter of fiscal 2011 and were primarily attributable to the common share repurchase program authorized by the Company’s Board of Directors on November 4, 2009 (“2010 Repurchase Program”), where the Company repurchased and cancelled 5.9 million common shares at a cost of $410 million, which together with previous common share repurchases under this program, resulted in the effective completion of the 2010 Repurchase Program.
As noted above, on June 16, 2011, RIM’s Board of Directors approved a new share repurchase program. See “Common Shares Outstanding — Share Repurchase Program”.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at May 28, 2011:

	(in millions)
		Less than One	One to	Four to Five	Greater than
	Total	Year	Three Years	Years	Five Years

Operating lease obligations	$249	$44	$77	$55	$73
Purchase obligations and commitments	9,297	8,297	1,000	—	—

Total	$9,546	$8,341	$1,077	$55	$73

Purchase obligations and commitments amounted to approximately $9.5 billion as at May 28, 2011, with purchase orders with contract manufacturers representing approximately $9.3 billion of the total. Total purchase obligations and commitments decreased when compared to the fourth quarter of fiscal 2011 mainly due to the Company's purchase of components necessary to support upcoming product launches, as well as the North American roll out of the BlackBerry PlayBook tablet in the first quarter of fiscal 2012 and the upcoming launches in certain international markets in the second quarter of fiscal 2012. In addition, also contributing to the decrease in purchase obligations and commitments when compared to the fourth quarter of fiscal 2011 was the lower than anticipated volumes resulting from new products in fiscal 2012 as described above. The Company also has commitments on account of capital expenditures of approximately $116 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
On May 31, 2011, the Company purchased for cash consideration 100% of the common shares of ubitexx Gmbh for $27 million. On June 7, 2011, the Company purchased for cash consideration 100% of the common shares of Scoreloop AG for $71 million.
The Company has not paid any cash dividends in the last three fiscal years.
Cash, cash equivalents, and investments were $2.9 billion as at May 28, 2011. The Company believes its financial resources, together with expected future income, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations. The Company expects its cash position to decrease slightly in the second quarter of fiscal 2012 driven mainly by changes in working capital requirements, subject to any acquisitions or investments the Company may consider during the quarter, or purchases of common shares during the quarter pursuant to the share repurchase program.

18

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company has $150 million in unsecured demand credit facilities (the “Facilities”) to support and secure operating and financing requirements. As at May 28, 2011, the Company has utilized $9 million of the Facilities for outstanding letters of credit, and $141 million of the Facilities are unused.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, and under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors — Risks Related to Intellectual Property” in RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments since March 29, 2011, the date of RIM’s Annual Information Form, and should be read in conjunction with the more detailed information contained in RIM’s Annual Information Form.
On March 7, 2008, FlashPoint Technology Inc. (“FlashPoint”) filed a patent infringement lawsuit against the Company and 14 other defendants in the District of Delaware. The patents-in-suit include United States (“U.S.”) Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the “‘190 Patent”), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the ‘190 Patent in the litigation against RIM. On February 6, 2009, FlashPoint filed an amended complaint adding Patent Nos. 5,903,309, 6,278,447 (the “‘447 Patent”) and 6,400,471 (the “‘471 Patent”). Only the ‘447 Patent and the ‘471 Patent were asserted against RIM. The complaint sought an injunction and monetary damages. On December 17, 2009, the Court stayed the entire litigation pending completion of all re-examinations of the patents-in-suit.

19

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On May 13, 2010, FlashPoint filed a complaint with the U.S. International Trade Commission (“ITC”) against the Company, as well as three other defendants, alleging infringement of U.S. Patent Nos. 6,134,606; 6,163,816; and 6,262,769. These patents are generally directed to digital camera and imaging technologies. The ITC set the trial for April 7-13, 2011. The initial determination was expected to be provided on July 13, 2011 and the target date for completion of the investigation was November 14, 2011. The Company and FlashPoint settled all outstanding litigation on March 30, 2011 for an amount immaterial to the Consolidated Financial Statements.
On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ‘218 Patent”) and 6,600,510 (“the ‘510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The court set an initial trial date in December 2010. The court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the court reset the trial date for August 1, 2011. Proceedings are ongoing.
On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The administrative law judge (“ALJ”) set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that RIM’s smartphones do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for Commission review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. The petitions for review filed by Kodak, the ITC Staff and the Company were granted on March 25, 2011. The Commission delayed the target date for completion of the investigation by the ITC. The new target date is June 23, 2011. Proceedings are ongoing.
On May 5, 2009, Fractus, S.A. (“Fractus”) filed a lawsuit against the Company and eight other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of nine patents (U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556; and 7,528,782). These patents generally relate to antennae technology. The complaint sought an injunction and monetary damages. The Court issued a claim construction order on November 9, 2010. The Company and Fractus settled on April 6, 2011 for an amount immaterial to the Consolidated Financial Statements.
On August 21, 2009, Xpoint Technologies (“Xpoint”) filed a lawsuit against the Company and twenty-eight other defendants, in the U.S. District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. The patent is generally directed to data traffic delivery. The complaint sought an injunction and monetary damages. The Company and Xpoint settled on April 4, 2011 for an amount immaterial to the Consolidated Financial Statements.

20

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On September 23, 2009, SimpleAir, Inc. filed a lawsuit against the Company and ten other defendants in the U.S. District Court for the Eastern District of Texas alleging infringement of U.S. Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. The patents are generally directed to the generation, processing and/or delivery of content, notifications and updates for computing devices. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for June 15, 2011, and the trial is scheduled to begin on December 5, 2011. On June 3, 2011, the Court reset the Markman Hearing for June 17, 2011. Proceedings are ongoing.
On September 2, 2010, Innovative Sonic Limited filed suit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for November 10, 2011, and trial is scheduled to begin June 4, 2012. Subsequently, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas Division). The Dallas Court issued a scheduling order stating that it does not intend to hold a Markham hearing and set a trial date in March 2013. Proceedings are ongoing.
On October 28, 2010, Alfred Levine amended his complaint to add the Company to a suit filed in the U.S. District Court for the Eastern District of Texas (Marshall Division). Fourteen other defendants are named in the suit. The complaint alleged infringement of U.S. Patents Nos. 6,243,030 and 6,140,943. The patents are generally directed to wireless navigation systems. The complaint sought an injunction and monetary damages. The Company and Alfred Levine settled on June 13, 2011 for an amount immaterial to the Consolidated Financial Statements.
On March 11, 2011, OGMA, LLC (“OGMA”) filed a lawsuit against the Company as well as 13 other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserted infringement of U.S. Patent No 6,150,947 generally directed to programmable motion-sensitive sound effect devices. The complaint sought monetary damages and other relief the Court decides is just and appropriate. The Company and OGMA settled on May 6, 2011 for an amount immaterial to the Consolidated Financial Statements.
On March 30, 2011, TierraVision, Inc. filed a lawsuit against the Company as well as two other defendants in the U.S. District Court for the Southern District of California asserting infringement of U.S. Patent No. Re 41,983, generally relating to compression method technology. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On March 30, 2011, H-W Technology L.C. filed a lawsuit against the Company as well as nineteen other defendants in the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent No. 7,525,955 generally directed relating to technologies involving converging data and voice services. The complaint seeks an injunction and money damages. Proceedings are ongoing.
On April 19, 2011, Hybrid Audio LLC filed a lawsuit against the Company as well as seven other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. Re: 40,281 which is generally directed to MPEG-1 Layer III technology. The complaint seeks an injunction and money damages. Proceedings are ongoing.

21

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On May 13, 2011, MyPort IP, Inc. filed a lawsuit against the Company as well as six other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent No. 7,778,440 which is generally directed to forensic communication method. The complaint seeks money damages. Proceedings are ongoing.
On June 15, 2011, Dolby International AB filed a lawsuit against the Company in the U.S. District Court for the Northern District of California asserting infringement of U.S. Patent Nos. 6,978,236; 7,003,451; 7,382,886; 7,469,206; and 7,590,543 which are generally relate to High Efficiency Advanced Audio Coding (HE AAC) technologies. The complaint seeks an injuction and money damages. Proceedings are ongoing.
In May 2011, a purported class action lawsuit was filed against the Company and certain of its officers in the U.S. District Court for the Southern District of New York. In June 2011, the lawsuit was voluntarily dismissed by the plaintiff and the same law firms named in the initial complaint subsequently filed two other lawsuits in the same court using the same form of complaint but naming different plaintiffs. The lawsuits allege that during the period from December 16, 2010 through April 28, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages on behalf of an alleged class of purchasers of the Company’s common shares during this period. RIM believes that the allegations are without merit and intends to vigorously defend itself.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the first quarter of fiscal 2012 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At May 28, 2011, approximately 50% of cash and cash equivalents, 25% of accounts receivables and 2% of accounts payable are denominated in foreign currencies (February 26, 2011 — 59%, 25% and 8%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.
The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the three months ended May 28, 2011, there was $4 million in realized losses on forward contracts which were ineffective upon maturity as the anticipated hedged transactions did not occur (May 29, 2010 — nil). The outstanding cash flow hedges were fully effective at May 28, 2011. As at May 28, 2011, the net unrealized losses on these forward contracts was approximately $82 million (February 26, 2011 — net unrealized losses of $20 million) and the net unrealized losses on option contracts was $3 million (February 26, 2011 — nil). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.
The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and

22

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at May 28, 2011, net unrealized gains of $7 million were recorded in respect of this amount (February 26, 2011 — net unrealized losses of $46 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at May 28, 2011 was $2 million (February 26, 2011 — $2 million). The Company also places insurance coverage for a portion of its accounts receivable balances. While the Company sells to a variety of customers, one customer comprised 13% of accounts receivable as at May 28, 2011 (February 26, 2011 — one customer comprised 15%). Additionally, one customer comprised 10% of the Company’s first quarter of fiscal 2012 revenue (first quarter of fiscal 2011 revenue — two customers comprised 16% and 12%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at May 28, 2011, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 93% (February 26, 2011 — 59%).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at May 28, 2011, no single issuer represented more than 11% of the total cash, cash equivalents and investments (February 26, 2011 — no single issuer represented more than 19% of the total cash, cash equivalents and investments).

23

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2011, the Company recorded an other-than-temporary impairment charge on its auction rate securities in the amount of $6 million. In addition, during fiscal 2011 the Company also recorded an other-than-temporary impairment charge on its Lehman Brothers International (Europe) bankruptcy trust claim in the amount of $11 million. The Company did not record any other-than-temporary impairment charges for the three month period ended May 28, 2011.
Impact of Accounting Pronouncements Not Yet Implemented
In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurements that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting more information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt the guidance in the first quarter of fiscal 2013 and is currently evaluating the impact that the adoption of this guidance will have on its results of operations, financial condition and the Company’s disclosures.
Changes in Internal Control Over Financial Reporting
During the three months ended May 28, 2011, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

24

DOCUMENT 3
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended May 28, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on February 27, 2011 and ended on May 28, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: June 20, 2011

/s/ James Balsillie James Balsillie
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Mike Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended May 28, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on February 27, 2011 and ended on May 28, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: June 20, 2011

/s/ Mike Lazaridis
Mike Lazaridis
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Brian Bidulka, Chief Financial Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended May 28, 2011.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on February 27, 2011 and ended on May 28, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: June 20, 2011

/s/ Brian Bidulka
Brian Bidulka
Chief Financial Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)

Date: June 20, 2011	By:	/s/ Brian Bidulka Name: Brian Bidulka
Title: Chief Financial Officer